The fund has two classes of shares -
International Stock, offered since May 9, 1980, and International Stock
Advisor Class, first offered on March 31, 2000.
International Stock Advisor Class sells its shares only through financial intermediaries, which it compensates for distribution and certain administrative services under a
Board-approved Rule 12b-1 plan. Each class has exclusive voting rights on matters related solely to that class, separate voting rights on matters that relate to both classes, and, in all other respects, the same rights and obligations as the other class.